[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba – Suite 200
Wayzata, Minnesota 55391

May 18, 2009

U.S. Securities and Exchange Commission                                                                        Via Facsimile
Division of Corporation Finance                                                                                                                                                                202-772-9368
Attn:       H. Roger Schwall – Assistant Director
M. Karney
Norman W. Gholson
100 F Street NE
Washington, D.C. 20549-7010

Re:          Northern Oil and Gas, Inc.
Registration Statement on Form S-3
Filed March 31, 2008
File No. 333-158320

Dear Sir or Madam:

We have been informed that the SEC staff has no further comments on the above referenced filing.  Therefore, pursuant to SEC Rule 461, the Company hereby requests that the above referenced registration statement become effective at 9:00 a.m. Eastern time on Thursday, May 21, 2009, or as soon thereafter as possible.

In connection with this request, the Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, doe not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Please feel free to contact me at 952-476-9800 with any questions.

Very truly yours,

Northern Oil and Gas, Inc.

/s/ Ryan Gilbertson

Ryan Gilbertson
Chief Financial Officer

cc:           Ross C. Formell, Best & Flanagan LLP

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